UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*

                                Gucci Group N.V.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    401566104
                                 (CUSIP NUMBER)

                                December 31, 2002
             (Date of Event Which Requires Filing of This Statement)


         CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

 [ ] Rule 13d-1(b)
 [X] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 401566104

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Credit Lyonnais S.A.

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

France

--------------------------------------------------------------------------------

        NUMBER OF          5.   SOLE VOTING POWER

         SHARES            11,484,619
                           -----------------------------------------------------

      BENEFICIALLY         6.   SHARED VOTING POWER

                           None
        OWNED BY
                           -----------------------------------------------------

          EACH             7.   SOLE DISPOSITIVE POWER

                           11,484,619
        REPORTING
                           -----------------------------------------------------

         PERSON            8.   SHARED DISPOSITIVE POWER

                           None
--------------------------------------------------------------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,484,619

--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.6%(1)

--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON
CO


-------------
(1) Calculated on the basis of 99,250,833 shares of Common Stock, which, based on publicly available information, was the number of shares of Common Stock outstanding as of February 28, 2003.

                                  SCHEDULE 13G

ITEM 1 (a)  Name of Issuer:

         Gucci Group N.V.

ITEM 1 (b)  Address of Issuer's Principal Executive Offices:

         Rodenriijselaan 23B
         3037 XB Rotterdam
         The Netherlands

ITEM 2 (a)  Name of Persons Filing:

         Credit Lyonnais S.A.

ITEM 2 (b) Address of Principal Business Office or, if none, Residence:

         19, boulevard des Italiens
         75002 Paris
         France

ITEM 2 (c)  Citizenship:

         France

ITEM 2 (d) Title of Class of Securities:

         Common Stock

ITEM 2  (e)  CUSIP NUMBER:

         401566104

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19)of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

          (e)  [ ] Investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

          (g) [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4  Ownership.

(a) Amount beneficially owned:

         11,484,619

(b) Percent of Class:

         11.6%(2)

-------------
(2) Calculated on the basis of 99,250,833 shares of Common Stock, which, based on publicly available information, was the number of shares of Common Stock outstanding as of February 28, 2003.


(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

              11,484,619

         (ii) shared power to vote or to direct the vote:

              0

         (iii) sole power to dispose of or to direct the disposition of:

              11,484,619

         (iv) shared power to dispose of or direct the disposition of:

              0

ITEM 5  Ownership of Five Percent or Less of a Class.

         Not Applicable

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable.

ITEM 8  Identification and Classification of Members of the Group.

         Not Applicable

ITEM 9  Notice of Dissolution of Group.

         Not Applicable

ITEM 10  Certification.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Date:  April 28, 2003

Credit Lyonnais S.A.


/s/ Francis Caterini
----------------------------
Name: Francis Caterini
Title: Deputy Chief Financial Officer